UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-23311

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2003

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the transition period ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part II, Item 9 and Part III

PART I

REGISTRANT INFORMATION

Full name of registrant: Radiologix, Inc.

Former name if applicable: American Physician Partners, Inc.

Address of principal executive office: 3600 JP Morgan Chase Tower, 2200 Ross Avenue

(street and number)

Dallas, TX 75201-2776

(City, state and zip code)

PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Part II, Item 9 and Part III of the registrant’s annual report on Form 10-K were incorporated by reference to the registrant’s proxy statement for its 2004 annual stockholders meeting. The registrant could not file an amendment to its annual report within the prescribed time period to include the information that was incorporated by reference because certain financial information required in Part III was not available until late in the day on prescribed due date, leaving insufficient time for converting the information to EDGAR format and transmitting the amendment to the Commission before 5:30 p.m. Eastern Daylight Time.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Richard J. Sabolik	214.303.2717

(name)	(area code) (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2004	RADIOLOGIX, INC.

	By:	/s/ Richard J. Sabolik

Richard J. Sabolik, Senior Vice President and Chief Financial Officer